中國石油天然氣股份有限公司
PETROCHINA COMPANY LIMITED

（於中華人民共和國註冊成立之股份有限公司）

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

（股份代號 Stock Code：857）

NOTIFICATION LETTER 通知信函

20 September 2023

Dear Shareholder,

PetroChina Company Limited (the "Company")
– Notice of Publication of Circular, Notice of Extraordinary General Meeting, Form of Proxy and Reply Slip ("Current Corporate Communications")

The English and Chinese versions of the Company's Current Corporate Communications are available on the Company's website at www.petrochina.com.cn and the website of HKEXnews at www.hkexnews.hk, or the arranged printed form(s) of Current Corporate Communications is enclosed (if applicable). You may access the Current Corporate Communications by browsing through the Company's website or the website of HKEXnews.

Shareholders may at any time choose to receive free of charge Corporate Communications[Note] either in printed form, or read the website version; and either in English language version only, Chinese language version only or both language versions, notwithstanding any wish to the contrary they have previously conveyed to the Company. If you want to receive another printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and send it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar"), using the mailing label and need not to affix a stamp when returning (if posted in Hong Kong). Otherwise, please affix an appropriate stamp. The address of Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. The Request Form may also be downloaded from the Company's website at www.petrochina.com.cn or the website of HKEXnews at www.hkexnews.hk.

If you would like to change your choice of language or means of receipt of the Company's Corporate Communications in future, please write or send an email to PetroChina.ecom@computershare.com.hk to the Company c/o the Hong Kong Share Registrar. Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via website but for any reason you have difficulty in receiving or gaining access to the Current Corporate Communications, the Company will promptly upon your request send the Current Corporate Communications to you in printed form free of charge.

Should you have any queries relating to any of the above matters, please call the Company's telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays or send an email to PetroChina.ecom@computershare.com.hk.

By order of the Board
PetroChina Company Limited
WANG Hua
Company Secretary

Note: Corporate Communications include but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

各位股東：

中國石油天然氣股份有限公司（「本公司」）
– 通函、臨時股東大會通知、代表委任表格及回條（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件中、英文版本已上載於本公司網站（www.petrochina.com.cn）及香港交易所披露易網站（www.hkexnews.hk），歡迎瀏覽。或按安排附上本次公司通訊文件之印刷本（如適用）。請在本公司網站或在香港交易所披露易網站瀏覽有關文件。

儘管　閣下早前曾向本公司作出公司通訊文件[附註]收取方式或語言版本的選擇，但仍可以隨時更改有關選擇，轉為以印刷本或網上方式收取及只收取英文印刷本、或只收取中文印刷本；或同時收取中、英文印刷本，費用全免。如　閣下欲收取本次公司通訊文件之另一語言印刷本，請　閣下填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回，而毋須貼上郵票（如在香港投寄）；否則，請貼上適當的郵票，申請表格請寄回香港證券登記有限公司（「香港證券登記處」），地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。申請表格亦可於本公司網站（www.petrochina.com.cn）或香港交易所披露易網站（www.hkexnews.hk）內下載。

如欲選擇有別於　閣下所選擇的公司通訊語言版本或收取方式，請以書面或以電郵方式 PetroChina.ecom@computershare.com.hk 送交到香港證券登記處，以更改日後收取公司通訊文件之語言版本及收取途徑之選擇。如股東已選擇以網上方式收取日後公司通訊文件（或被視為已同意以網上方式收取）但因任何理由未能閱覽載於網站的本次公司通訊文件，股東只要提出要求，我們將盡快向　閣下寄上所要求的有關文件的印刷版本，費用全免。

如對本函內容有任何疑問，請致電本公司電話熱線(852) 2862 8688，辦公時間為星期一至五（公眾假期除外）上午 9 時正至下午 6 時正或電郵至 PetroChina.ecom@computershare.com.hk。

承董事會命
中國石油天然氣股份有限公司
王華
公司秘書

2023 年 9 月 20 日

附註：公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

PETH-20092023-2(0)

CCS6240 PETH

Request Form 申請表格

To: PetroChina Company Limited (the "Company")
(Stock Code: 857)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East,
Wan Chai, Hong Kong

致：中國石油天然氣股份有限公司（「本公司」）
（股份代號：857）
經香港證券登記有限公司
香港灣仔皇后大道東 183 號合和中心 17M 樓

I/We have already received a printed copy of the Current Corporate Communications in Chinese/English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company's website, I/We would like to receive another printed version of the Current Corporate Communications of the Company as indicated below:
本人／我們已收取本次公司通訊文件之中文／英文印刷本或已選擇（或被視為已同意）瀏覽本公司網站所登載之本次公司通訊文件，但現在希望以下列方式收取 貴公司本次公司通訊文件之另一語言印刷本：

(Please mark **ONLY ONE**（X）of the following boxes)
(請從下列選擇中，僅在其中**一個空格**內劃上「X」號)

☐ **I/We would like to receive a printed copy in English now.**
本人／我們現在希望收取一份英文印刷本。

☐ **I/We would like to receive a printed copy in Chinese now.**
本人／我們現在希望收取一份中文印刷本。

☐ **I/We would like to receive both the printed English and Chinese copies now.**
本人／我們現在希望收取英文和中文各一份印刷本。

Name(s) of Shareholder(s)# 股東姓名#	**Signature** 簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)	
Address# 地址#	
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)	
Contact telephone number 聯絡電話號碼	**Date** 日期

 # You are required to fill in the details if you download this request form from the Company's Website.
假如 閣下從公司網站下載本申請表格，請必須填上有關資料。

Notes 附註

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2. If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Request Form in order to be valid.
如屬聯名股東，則本申請表格須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
3. Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4. For the avoidance of doubt, we do not accept any other instructions written on this Request Form.
為免存疑，任何在本申請表格上的額外手寫指示，本公司將不予處理。
5. Please note that both printed English and Chinese versions of all the Company's Corporate Communications which we have sent to our Shareholders in the past 12 months are available from the Company on request. They are also available on the Company's website (www.petrochina.com.cn) for five years from the date of first publication.
本公司備有於過去 12 個月曾寄發予股東的公司通訊文件的中、英文版印刷本。該等通訊文件亦由首次登載日期起計，持續 5 年載於本公司網站(www.petrochina.com.cn)上。

20092023 1 0

Mailing Label 郵寄標籤

Computershare Hong Kong Investor Services Limited
香港中央證券登記有限公司
Freepost No. 簡便回郵號碼：37
Hong Kong 香港

Please cut the mailing label and stick it on an envelope to return this Request Form to us.
No postage is necessary if posted in Hong Kong.
當 閣下寄回本申請表格時，請將郵寄標籤剪貼於信封上。
如在本港投寄， 閣下無需支付郵費或貼上郵票。

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